FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

Transaction by Person Discharging Managerial Responsibilities

Disclosure Rule DTR 3.1.4

On 13 June 2016, the interest of Pascal Soriot, a person discharging managerial responsibilities, in the ordinary shares of AstraZeneca PLC changed as detailed below.

The change in interest relates to the vesting of an award of shares made in June 2013 under the AstraZeneca Performance Share Plan.

Following the application of performance measures specified at the time of grant, Mr Soriot has become beneficially entitled to 78% of the shares originally awarded. In accordance with the plan rules, any unvested part of the award has immediately and irrevocably lapsed.

After sufficient vested shares were withheld to satisfy certain tax obligations arising on the vesting, Mr Soriot has become beneficially entitled to and has received 84,316 shares into a personal brokerage account.

For tax purposes, the fair market value of the shares at vest was 3852 pence per share being the closing price of AstraZeneca ordinary shares on the last trading day preceding the vesting day.

A C N Kemp
Company Secretary
14 June 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14 June 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary